Special Meeting of Shareholders (Unaudited)
November 13, 2013

We, the undersigned, as record holder of 11,782,985.949 shares representing the AZL Columbia Small Cap Value Fund (the "Fund"), an outstanding series of the Allianz Variable Insurance Products Trust (the "VIP Trust"), hereby vote the votes entitled to be cast by such shares (one vote for each dollar of each share's net asset value) for the Proposal for the AZL Fund as follows:

The manner in which the votes were cast at the Special Meeting for the Fund with respect to the Proposal was as follows:

- To approve an Agreement and Plan of Reorganization (the "Pla") among the AZL Columbia Small Cap Value Fund, which is a series of the VIP Trust, and the AZL Federated Clover Small Cap Value Fund (the
"Acquiring Fund"), which is another series of the VIP Trust;

Under the Plan, the Acquiring Fund would acquire all of the assets and assume all of the liabilities of the corresponding Fund in exchange for shares of the Acquiring Fund, which would be distributed proportionately to the shareholders of the Fund in complete liquidation of the Fund, and the assumption of the Fund's liabilities.

AZL Columbia Small Cap Value Fund

For 10,290,262.534
Abstain 384,534.645
Against 1,108,188.770



% of votes entitled to be cast
For 87.332%
Against 3.263%
Abstain 9.405%